Mail Stop 4561

									January 25, 2006


Mr. Peter L. Vosotas
Chief Executive Officer
Nicholas Financial, Inc.
2454 McMullen Booth Road
Building C
Clearwater, Florida 33759

      RE:	Nicholas Financial Inc.
      Form 10-KSB for year ended March 31, 2005
      File No. 0-26680

Dear Mr. Vosotas:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-KSB for the year ended March 31, 2005

Notes to Consolidated Financial Statements

Note 7 - Derivatives and Hedging, page 47

1. We note that you use interest rate swaps to hedge the variability of interest payments on your floating rate line of credit and that you have entered into various interest rate option agreements. We also note that there has historically been no ineffectiveness associated with your hedges. Please provide us with the following additional information:

* if you use the shortcut method to assess the effectiveness of hedges of your floating rate line of credit, tell us how you determined that these hedges met each of the conditions in paragraph
68 of SFAS 133 to qualify for shortcut treatment; and

* tell us how you use interest rate option agreements. For example, tell us whether the option agreements are used in conjunction with the interest rate swaps hedging your floating rate line of credit or if they are used in a separate hedging strategy. If applicable, describe the separate hedging strategy, tell us if you use the shortcut method to assess the effectiveness of the hedges and tell us how you determined that the hedges met each of the conditions in paragraph 68 of SFAS 133 to qualify for shortcut treatment.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sharon Blume, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3490 if you have questions.


								Sincerely,



						Donald Walker
									Senior Assistant
Chief
Accountant
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Mr. Peter L. Vosotas
Nicholas Financial, Inc.
January 25, 2006
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